June 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Inspire Veterinary Partners, Inc.
Withdrawal of Acceleration Request - Registration Statement on Form S-1
File No. 333-280194

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 26, 2024 in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, June 27, 2024 at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and respectfully request to have the Registration statement be declared effective on Monday, July 1, 2024 at 4:30 p.m. Eastern Time.

Inspire Veterinary Partners, Inc.

By:	/s/ Kimball Carr
Kimball Carr
Chief Executive Officer